Exhibit 99.1

LightInTheBox to Hold Annual General Meeting on October 11, 2024

SINGAPORE, September 11, 2024 /PRNewswire/ -- LightInTheBox Holding Co., Ltd. (NYSE: LITB) (“LightInTheBox” or the “Company”), an apparel e-commerce retailer that ships products to consumers worldwide, today announced that it will hold its annual general meeting of shareholders (the “AGM”) at the 11th Floor, 1188 Financial Center, No. 1188 Minsheng Road, Pudong New Area, Shanghai, People’s Republic of China, on October 11, 2024, at 10:00 a.m. (local time) for the purposes of considering and, if thought fit, passing the resolutions as set forth in the notice of the AGM (the “AGM Notice”). The AGM Notice and the form of proxy for the AGM are available on the Company’s website at https://ir.lightinthebox.com/.

The board of directors of the Company has fixed the close of business on September 23, 2024, New York time as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of, attend, and vote at the AGM or any adjourned meeting thereof. Holders of record of the Company’s ordinary shares at the close of business on the Record Date are entitled to attend and vote at the AGM and any adjourned meeting thereof. Holders of the Company’s American depositary shares (“ADSs”) who wish to exercise their voting rights for the underlying shares must act directly through The Bank of New York Mellon, the depositary of the Company’s ADS program (the “Depositary”), if the ADSs are held by holders on the books and records of the Depositary or indirectly through a bank, brokerage, or other securities intermediary if the ADSs are held by any of them on behalf of holders.

The Company has filed its annual report on Form 20-F, including its audited financial statements, for the fiscal year ended December 31, 2023 with the U.S. Securities and Exchange Commission (the “SEC”) on March 28, 2024. The Company’s annual report on Form 20-F can be accessed on the Company’s website at https://ir.lightinthebox.com/ and on the SEC’s website at https://www.sec.gov. Shareholders may request a hard copy of the Company’s annual report, free of charge, by contacting the Company at ir@lightinthebox.com.

About LightInTheBox Holding Co., Ltd.

LightInTheBox is an apparel e-commerce retailer that ships products to consumers worldwide. With a focus on serving middle-aged and senior customers, LightInTheBox leverages its global supply chain and logistics networks, along with its in-house R&D and design capabilities to offer a wide selection of comfortable, aesthetically pleasing and visually interesting apparel that brings fresh joy to customers. LightInTheBox operates its business through www.lightinthebox.com, www.ezbuy.sg and other websites, as well as mobile applications that are available in more than 20 major languages and 140 countries and regions. The Company is headquartered in Singapore, with additional offices in California, Shanghai, and Beijing.

For more information, please visit www.lightinthebox.com.

Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets” and similar statements. Among other things, statements that are not historical facts, including statements about LightInTheBox’s beliefs and expectations, its business outlook, and quotations from management in this announcement, as well as LightInTheBox’s strategic and operational plans, are or contain forward-looking statements.

LightInTheBox may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in press releases and other written materials, and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: LightInTheBox’s goals and strategies; LightInTheBox's future business developments, results of operations and financial condition; the expected growth of the global online retail market; LightInTheBox’s ability to attract customers and further enhance its customer experience and product offerings; LightInTheBox’s ability to strengthen its supply chain efficiency and optimize its logistics network; LightInTheBox’s expectations regarding demand for and market acceptance of its products; competition; fluctuations in general economic and business conditions and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in LightInTheBox’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and LightInTheBox does not undertake any obligation to update any forward-looking statements, except as required under applicable law.

Investor Relations Contact

Investor Relations

LightInTheBox

Holding Co., Ltd.

Email: ir@lightinthebox.com

Jenny Cai

Piacente Financial

Communications

Email: lightinthebox@tpg-ir.com

Brandi Piacente

Piacente Financial

Communications

Tel: +1-212-481-2050

Email: lightinthebox@tpg-ir.com